SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

OWLET, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

69120X206

(CUSIP Number)

Lior Susan

Managing Member

Eclipse Ventures

514 High Street, Suite 4

Palo Alto, CA 94301

(650) 720-4667

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 69120X206	13D

1	NAMES OF REPORTING PERSONS Eclipse Continuity GP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,066,472 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,066,472 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,066,472 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by Eclipse Continuity I (as defined in Item 2(a) of the Original Schedule 13D, as defined below). Eclipse Continuity GP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Eclipse Continuity I and may be deemed to have voting and dispositive power over the shares held by Eclipse Continuity I. Mr. Susan (as defined in Item 2(a) of the Original Schedule 13D) is the sole managing member of Eclipse Continuity GP and may be deemed to have voting and dispositive power with respect to these securities.

(2)

Based on (i) 8,568,796 shares of the Issuer’s (as defined in the Explanatory Note below) Class A Common Stock (as defined in the Explanatory Note below) outstanding as of November 10, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2023 (the “Form 10-Q”), plus (ii) 1,066,472 shares of Class A Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock (as defined in Item 6 of the Original Schedule 13D) held by Eclipse Continuity I.

CUSIP No. 69120X206	13D

1	NAMES OF REPORTING PERSONS Eclipse Continuity Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,066,472 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,066,472 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,066,472 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Eclipse Continuity I. Eclipse Continuity GP is the general partner of Eclipse Continuity I and may be deemed to have voting and dispositive power over the shares held by Eclipse Continuity I. Mr. Susan is the sole managing member of Eclipse Continuity GP and may be deemed to have voting and dispositive power with respect to these securities.

(2)

Based on (i) 8,568,796 shares of the Issuer’s Class A Common Stock outstanding as of November 10, 2023, as reported by the Issuer in its Form 10-Q, plus (ii) 1,066,472 shares of Class A Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock held by Eclipse Continuity I.

CUSIP No. 69120X206	13D

1	NAMES OF REPORTING PERSONS Eclipse Ventures GP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 968,694 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 968,694 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 968,694 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by Eclipse I (as defined in Item 2(a) of the Original Schedule 13D). Eclipse I GP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Eclipse I and may be deemed to have voting and dispositive power over the shares held by Eclipse I. Mr. Susan is the sole managing member of Eclipse I GP and may be deemed to have voting and dispositive power with respect to these securities.

(2)

Based on (i) 8,568,796 shares of the Issuer’s Class A Common Stock outstanding as of November 10, 2023, as reported by the Issuer in its Form 10-Q, plus (ii) 968,694 shares of Class A Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock held by Eclipse I.

CUSIP No. 69120X206	13D

1	NAMES OF REPORTING PERSONS Eclipse Ventures Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 968,694 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 968,694 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 968,694 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Eclipse I. Eclipse I GP is the general partner of Eclipse I and may be deemed to have voting and dispositive power over the shares held by Eclipse I. Mr. Susan is the sole managing member of Eclipse I GP and may be deemed to have voting and dispositive power with respect to these securities.

(2)

Based on (i) 8,568,796 shares of the Issuer’s Class A Common Stock outstanding as of November 10, 2023, as reported by the Issuer in its Form 10-Q, plus (ii) 968,694 shares of Class A Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock held by Eclipse I.

CUSIP No. 69120X206	13D

1	NAMES OF REPORTING PERSONS Eclipse Early Growth GP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,970,504 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,970,504 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,970,504 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 36.7% (1)(2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

These securities are held of record by Eclipse EGF I (as defined in Item 2(a) of the Original Schedule 13D) and consist of an aggregate of 4,970,504 shares of Class A Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock and/or Series B Convertible Preferred Stock (as defined in Item 6 below) and/or upon exercise of the Warrants (as defined in Item 6 below). This total excludes an aggregate of 5,219,285 shares of Class A Common Stock issuable upon the conversion of shares of Series A Convertible Preferred Stock and/or Series B Convertible Preferred Stock held by Eclipse EGF I and/or upon exercise of the Warrants held by Eclipse EGF I as a result of the 2024 Individual Holder Share Cap (as defined in Item 6 below). Eclipse EG GP I (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Eclipse EGF I and may be deemed to have voting and dispositive power over the shares held by Eclipse EGF I. Mr. Susan is the sole managing member of Eclipse EG GP I and may be deemed to have voting and dispositive power with respect to these securities.

(2)

Based on (i) 8,568,796 shares of the Issuer’s Class A Common Stock outstanding as of November 10, 2023, as reported by the Issuer in its Form 10-Q, plus (ii) the issuance of an aggregate of 4,970,504 shares of Class A Common Stock upon the conversion of shares of Series A Convertible Preferred Stock and/or Series B Convertible Preferred Stock held by Eclipse EGF I and/or upon exercise of the Warrants held by Eclipse EGF I.

CUSIP No. 69120X206	13D

1	NAMES OF REPORTING PERSONS Eclipse Early Growth Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,970,504 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,970,504 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,970,504 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 36.7% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

These securities are held of record by Eclipse EGF I and consist of an aggregate of 4,970,504 shares of Class A Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock and/or Series B Convertible Preferred Stock and/or upon exercise of the Warrants. This total excludes an aggregate of 5,219,285 shares of Class A Common Stock issuable upon the conversion of shares of Series A Convertible Preferred Stock and/or Series B Convertible Preferred Stock held by Eclipse EGF I and/or upon exercise of the Warrants held by Eclipse EGF I as a result of the 2024 Individual Holder Share Cap. Eclipse EG GP I is the general partner of Eclipse EGF I and may be deemed to have voting and dispositive power over the shares held by Eclipse EGF I. Mr. Susan is the sole managing member of Eclipse EG GP I and may be deemed to have voting and dispositive power with respect to these securities.

(2)

Based on (i) 8,568,796 shares of the Issuer’s Class A Common Stock outstanding as of November 10, 2023, as reported by the Issuer in its Form 10-Q, plus (ii) the issuance of an aggregate of 4,970,504 shares of Class A Common Stock upon the conversion of shares of Series A Convertible Preferred Stock and/or Series B Convertible Preferred Stock held by Eclipse EGF I and/or upon exercise of the Warrants held by Eclipse EGF I.

CUSIP No. 69120X206	13D

1	NAMES OF REPORTING PERSONS Lior Susan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,005,670 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,005,670 (1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,005,670 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 48.9% (1)(2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 1,066,472 shares of Class A Common Stock held of record by Eclipse Continuity I, (ii) 968,694 shares of Class A Common Stock held of record by Eclipse I and (iii) an aggregate of 4,970,504 shares of Class A Common Stock issuable upon conversion of shares of Series A Convertible and/or Series B Convertible Preferred Stock held by Eclipse EGF I and/or upon exercise of the Warrants held by Eclipse EGF I. This total excludes an aggregate of 5,219,285 shares of Class A Common Stock issuable upon the conversion of shares of Series A Convertible Preferred Stock and/or Series B Convertible Preferred Stock held by Eclipse EGF I and/or upon exercise of the Warrants held by Eclipse EGF I as a result of the 2024 Individual Holder Share Cap. Eclipse Continuity GP is the general partner of Eclipse Continuity I and may be deemed to have voting and dispositive power over the shares held by Eclipse Continuity I. Eclipse I GP is the general partner of Eclipse I and may be deemed to have voting and dispositive power over the shares held by Eclipse I. Eclipse EG GP I is the general partner of Eclipse EGF I and may be deemed to have voting and dispositive power over the shares held by Eclipse EGF I. Mr. Susan is the sole managing member of each of Eclipse Continuity GP, Eclipse I GP and Eclipse EG GP I and may be deemed to have voting and dispositive power with respect to the shares held by each of Eclipse Continuity I, Eclipse I and Eclipse EGF I.

(2)

Based on (i) 8,568,796 shares of the Issuer’s Class A Common Stock outstanding as of November 10, 2023, as reported by the Issuer in its Form 10-Q, plus (ii) the issuance of an aggregate of 4,970,504 shares of Class A Common Stock upon the conversion of shares of Series A Convertible Preferred Stock and/or Series B Convertible Preferred Stock held by Eclipse EGF I and/or upon exercise of the Warrants held by Eclipse EGF I.

CUSIP No. 69120X206	13D

Explanatory Note:

This joint statement on Schedule 13D/A (this “Statement”) is filed with respect to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Owlet, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 3 supplements and amends the Schedule 13D relating to the Class A Common Stock of the Issuer that was filed with the Commission on July 26, 2021, as amended by Amendment No. 1 filed with the Commission on February 27, 2023 and Amendment No. 2 filed with the Commission on February 8, 2024 (the “Original Schedule 13D”). Only those items that are reported are hereby amended; all other items reported in the Original Schedule 13D remain unchanged. Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended by adding the following as the last paragraph thereof:

On February 29, 2024 (the “Closing Date”), pursuant to the 2024 Investment Agreement (as defined in Item 6) Eclipse EGF I purchased (i) 6,000 shares of Series B Convertible Preferred Stock (as defined in Item 6) that, subject to the 2024 Individual Holder Share Cap, are initially convertible into 777,957 shares of the Issuer’s Class A Common Stock and (ii) a 2024 Warrant (as defined in Item 6) to purchase, subject to the 2024 Individual Holder Share Cap, 1,166,935 shares of Class A Common Stock, for a purchase price of $1,000.00 per share of Series B Convertible Preferred Stock and an aggregate purchase price of $6,000,000.00.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Class A Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Class A Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Mr. Susan is a member of the Board. In addition, Mr. Susan, in his capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s nonemployee director compensation program.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreements of Eclipse Continuity I, Eclipse I and Eclipse EGF I, the general partner and limited partners of each of Eclipse Continuity I, Eclipse I and Eclipse EGF I may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended and supplemented as follows:

On the Closing Date, the Issuer entered into an Investment Agreement (the “2024 Investment Agreement”) with Eclipse EGF I, pursuant to which Eclipse EGF I purchased (i) 6,000 shares of Series B Convertible Preferred Stock (the “Series B Convertible Preferred Stock”) that, subject to the 2024 Individual Holder Share Cap, are initially convertible into 777,957 shares of the Issuer’s Class A Common Stock, and (ii) the 2024 Warrant (as defined below) to purchase, subject to the 2024 Individual Holder Share Cap, 1,166,935 shares of Class A Common, for a purchase price of $1,000.00 per share of Series B Convertible Preferred Stock and an aggregate purchase price of $6,000,000.00 (the “Private Placement”). The 2024 Investment Agreement is filed herewith as Exhibit 7, and any description thereof is qualified in its entirety by reference thereto.

Amended and Restated Warrant

In connection with the Private Placement, the Issuer and Eclipse EGF I entered into an Amended and Restated Warrant (the “A&R Warrant”), which amends and restates that certain Warrant, dated February 17, 2023, by and between the Issuer and Eclipse EGF I. The A&R Warrant (i) revises the Warrant Exercise Price and Warrant Share Number (each as defined in the A&R Warrant) reflect the Issuer’s reverse stock split effected on July 7, 2023 and (ii) implements certain provisions to prevent Eclipse EGF I from exercising the A&R Warrant to the extent such action would result in Eclipse EGF I beneficially owning in excess of the 2024 Individual Holder Share Cap, provided that such 2024 Individual Holder Share Cap is subject to removal at Eclipse EGF I’s sole discretion upon written notice to the Issuer, provided that any increase or removal of such Individual Holder Share Cap will not be effective before the sixty-first (61st) day after such written notice. The Form of A&R Warrant is filed herewith as Exhibit 8, and any description thereof is qualified in its entirety by reference thereto.

2024 Warrant

In connection with the Private Placement, the Issuer and Eclipse EGF I entered into a Warrant (the “2024 Warrant”, together with the A&R Warrant, the “Warrants”), dated February 29, 2024, by and between the Issuer and Eclipse EGF I. The 2024 Warrant has a five year term and an exercise price that is equal to $7.7125 per share. The 2024 Warrant also provides for an exercise on a cash or cashless net exercise basis at any time after the Closing Date and will be automatically exercised on a cashless basis if not exercised prior to the expiration of the five-year term. Upon a fundamental change or other liquidation event, the 2024 Warrant will automatically net exercise if not exercised before the consummation of such event. The Form of Warrant is filed herewith as Exhibit 9, and any description thereof is qualified in its entirety by reference thereto.

The Series B Certificate of Designation (as defined below) and the 2024 Warrant includes certain provisions that prevent Eclipse EGF I from converting its Series A Convertible Preferred Stock and/or Series B Convertible Preferred Stock and/or Warrants to the extent such action would result in Eclipse EGF I beneficially owning in excess of 48.9% of the Issuer’s outstanding Class A Common Stock (the “2024 Individual Holder Share Cap”), provided that such 2024 Individual Holder Share Cap is subject to removal at Eclipse EGF I’s sole discretion upon written notice to the Issuer, provided that any increase or removal of such 2024 Individual Holder Share Cap will not be effective before the sixty-first (61st) day after such written notice.

Series B Convertible Preferred Stock

On the Closing Date, the Issuer filed a Certificate of Designation of Series B Convertible Preferred Stock of Owlet, Inc. (the “Series B Certificate of Designation”) setting forth the terms, rights, obligations and preferences of the Series B Convertible Preferred Stock.

Ranking and Dividends

The Series B Convertible Preferred Stock ranks, with respect to dividend rights, rights of redemption and rights upon a liquidation event, (i) equal to the Issuer’s Series A Convertible Preferred Stock par value $0.0001 per share (the “Series A Convertible Preferred Stock”), (ii) senior to the Common Stock and all other classes or series of equity securities of the Issuer established after the Closing Date, unless such shares or equity securities expressly provide that they rank in parity with or senior to the Series B Convertible Preferred Stock with respect to dividend rights, rights of redemption or rights upon a liquidation event, (iii) on parity with each class or series of equity securities of the Issuer established after the Closing Date, the terms of which expressly provide that it ranks on parity with the Series B Convertible Preferred Stock with respect to dividend rights, rights of redemption and rights upon a liquidation event and (iv) junior to each class or series of equity securities of the Issuer established after the Closing Date, the terms of which expressly provide that it ranks senior to the Series B Convertible Preferred Stock with respect to dividend rights, rights of redemption and rights upon a liquidation event.

The Series B Convertible Preferred Stock has a liquidation preference of $1,000.00 per share (the “Series B Liquidation Preference”). The Issuer has agreed not to declare, pay or set aside any dividends on shares of Class A Common Stock unless the holders of the Series B Convertible Preferred Stock then outstanding first receive, or simultaneously receive, a dividend on each outstanding share of Series B Convertible Preferred Stock in an amount at least equal to the product of (i) the dividend payable on each share of Class A Common Stock multiplied by (ii) the number of shares of Class A Common Stock issuable upon conversion of a share of Series B Convertible Preferred Stock to Class A Common Stock thereunder, in each case calculated on the record date for determination of holders entitled to receive such dividend.

Conversion and Redemption

The Series B Convertible Preferred Stock are convertible into Class A Common Stock at the option of the holder at any time subsequent to the Closing Date. The number of shares issuable upon conversion will be determined by the number of Series B Convertible Preferred Stock so converted multiplied by 129.6596 (the “Conversion Rate”). Cash will be paid in lieu of any fractional shares based on the closing market price of the Class A Common Stock on the conversion date. The Conversion Rate will be subject to adjustment for customary anti-dilution protections, including for stock dividends, splits, and combinations, rights offerings, spin-offs, distributions of cash or other property (to the extent not participating on an as-converted basis) and above market self-tender or exchange offers. At any time from and after the five-year anniversary of the Closing Date, the holders of at least a majority of the then-outstanding Series B Convertible Preferred Stock may specify a date and time or the occurrence of an event by vote or written consent that all, and not less than all, outstanding Series B Convertible Preferred Stock will automatically be: (i) converted into shares of Class A Common Stock at the Conversion Rate, (ii) subject to certain exceptions and limitations, redeemed for an amount per share of Series B Convertible Preferred Stock equal to the Series B Liquidation Preference plus all accrued or declared but unpaid dividends as of the redemption date and time or (iii) a combination of the foregoing.

Subject to certain exceptions, upon the occurrence of a fundamental change, voluntary or involuntary liquidation, dissolution or winding-up of the Issuer, the Issuer will be required to pay an amount per share of Series B Convertible Preferred Stock equal to the greater of (i) $1,000.00 per share or (ii) the consideration per share of Series B Convertible Preferred Stock as would have been payable had all Series B Convertible Preferred Stock been converted to Class A Common Stock immediately prior to the liquidation event, plus, in each case, the aggregate amount of all declared but unpaid dividends thereon to the date of final distribution to the holders of Series B Convertible Preferred Stock.

The Series B Certificate of Designation includes certain provisions relating to the 2024 Individual Holder Share Cap.

Voting and Consent Rights

Holders of Series B Convertible Preferred Stock are entitled to vote with the holders of shares of Class A Common Stock on an as-converted to common basis at any annual or special meeting of stockholders of the Issuer, and not as a separate class, except as required by Delaware law. Holders of shares of the Issuer’s Series A Convertible Preferred Stock are also entitled to vote with the holders of shares of Class A Common Stock on an as-converted to common basis at any annual or special meeting of stockholders of the Issuer, and not as a separate class, except as required by Delaware law.

Additionally, for so long as any Series B Convertible Preferred Stock remain outstanding, the Issuer will be prohibited, without the consent of the holders of at least a majority of the Series B Convertible Preferred Stock, from taking various corporate actions, including:

•	creating, authorizing or issuing any additional Series B Convertible Preferred Stock or shares which rank senior to or on parity with the Series B Convertible Preferred Stock

•	amending, waiving or repealing the rights, preferences or privileges of the Series B Convertible Preferred Stock;

•	increasing or decreasing the authorized number of Series B Convertible Preferred Stock;

•	exchanging, reclassifying or canceling the Series B Convertible Preferred Stock (except as contemplated by the Series B Certificate of Designations);

•

declaring or paying any dividend on, or making any distribution to, or repurchasing any shares of Class A Common Stock or other securities that rank junior to the Series B Convertible Preferred Stock, subject to certain exceptions;

•	incurring any indebtedness other than Permitted Indebtedness (as defined in the Series B Certificate of Designation); and

•

creating, adopting, amending, terminating or repealing any equity (or equity-linked) compensation or incentive plan or increase the amount or number of equity securities reserved for issuance thereunder if the New York Stock Exchange would require stockholder approval of such action; provided that the Issuer’s 2021 Incentive Award Plan (as it exists on the Closing Date) (the “2021 Plan”) and any automatic annual increases pursuant to the 2021 Plan shall not require approval.

Registration Rights

As promptly as reasonably practicable after the Closing Date, but in any event within 30 days after the Closing Date, the Issuer will be required to file a shelf registration statement to register the resale of all the shares of Class A Common Stock issuable upon conversion or exercise of the Series B Convertible Preferred Stock or 2024 Warrants. The Issuer will be required to use commercially reasonable efforts to cause the shelf registration statement to become effective within 60 days following the Closing Date, or within 90 days following the Closing Date if the Commission notifies the Issuer that it will review the shelf registration statement.

Shares of Class A Common Stock underlying the Series B Convertible Preferred Stock and 2024 Warrants held by the Reporting Persons will be considered “Registrable Securities” for purposes of that certain Amended and Restated Registration Rights Agreement, dated as of July 15, 2021, by and among the Issuer and the holders party thereto (the “Rights Agreement”). The Rights Agreement was filed as Exhibit 5 to the Original Scheduled 13D, and any description thereof is qualified in its entirety by reference thereto.

Participation Rights

The 2024 Investment Agreement provides each Investor Party (as defined therein) that purchases 3,000 Series B Convertible Preferred Stock, for so long as such Investor Party and its affiliates continues to hold or beneficially own at least 3,000 Series B Convertible Preferred Stock, with a right to participate as investors in future financing transactions by the Issuer. The right is limited to financing transactions involving equity securities or securities exercisable or convertible for equity securities of the Issuer, and will provide such Investor Party the right to buy up to a number of new securities, on the same terms and conditions offered to other potential investors, necessary for such Investor Party to maintain its pro rata ownership percentage in the Issuer (calculated as the fraction equal to (a) the number of outstanding shares of Class A Common Stock plus the number of shares of Class A Common Stock underlying the Investor Party’s Series B Convertible Preferred Stock on an as-converted basis divided by (b) the number of outstanding shares of Class A Common Stock plus the number of shares of Class A Common Stock underlying all outstanding Series B Convertible Preferred Stock on an as-converted basis).

The Series B Certificate of Designation is filed herewith as Exhibit 10, and any description thereof is qualified in its entirety by reference thereto.

Item 7. Material to be Filed as Exhibits.

Exhibit 7:	Investment Agreement, dated February 25, 2024, by and among Owlet, Inc. and the investors listed on Schedule I thereto (Excluded Investors) (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed with the Commission on February 25, 2024).

Exhibit 8:	Form of Amended and Restated Warrant to Purchase Class A Common Stock (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K, filed with the Commission on February 25, 2024).

Exhibit 9:	Form of Warrant to Purchase Class A Common Stock (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K, filed with the Commission on February 25, 2024).

Exhibit 10:	Certificate of Designation of Series B Convertible Preferred Stock of Owlet, Inc. (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K, filed with the Commission on February 25, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2024

ECLIPSE VENTURES FUND I, L.P.

By:	Eclipse Ventures GP I, LLC
Its:	General Partner

By:	/s/ Lior Susan
Lior Susan
Its:	Managing Member

ECLIPSE VENTURES GP I, LLC

By:	/s/ Lior Susan
Lior Susan
Its:	Managing Member

ECLIPSE CONTINUITY FUND I, L.P.

By:	Eclipse Continuity GP I, LLC
Its:	General Partner

By:	/s/ Lior Susan
Lior Susan
Its:	Managing Member

ECLIPSE CONTINUITY GP I, LLC

By:	/s/ Lior Susan
Lior Susan
Its:	Managing Member

ECLIPSE EARLY GROWTH FUND I, L.P.

By:	Eclipse Early Growth GP I, LLC
Its:	General Partner

By:	/s/ Lior Susan
Lior Susan
Its:	Managing Member

ECLIPSE EARLY GROWTH GP I, LLC

By:	/s/ Lior Susan
Lior Susan
Its:	Managing Member

/s/ Lior Susan
Lior Susan